Exhibit 3.4

DOMESTIC CORPORATION (78) CHARTER I, FRANCISCO V. AGUILAR, the duly qualified and elected Nevada Secretary of State, do hereby certify that Roth CH V Holdings, Inc. did, on 06/21/2024, file in this office the original ARTICLES OF INCORPORATION-FOR-PROFIT that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada. Certificate Number: B202406244750820 You may verify this certificate online at https://www.nvsilverflume.gov/home IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 06/24/2024. Secretary of State FRANCISCO V. AGUILAR

Filed in the Office of Secretary of State State Of Nevada Business Number E41406802024-7 Filing Number 20244140679 Filed On 6/21/2024 2:25:00 PM Number of Pages 2